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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*



                      U.S.-China Industrial Exchange, Inc.
      --------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
      --------------------------------------------------------------------
                         (Title of Class of Securities)

                                   90329W 10 4
             -----------------------------------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1745 (2-95)
                               Page 1 of 5 pages

                                       13G

---------------------                                          -----------------
CUSIP NO. 90329W 10 4                                          PAGE 2 OF 5 PAGES
---------------------                                          -----------------


--------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                        Roberta Lipson
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [_]
                                                                      (b) [_]
                         N/A
--------------------------------------------------------------------------------
     3        SEC USE ONLY


--------------------------------------------------------------------------------
     4        CITIZENSHIP OR PLACE OF ORGANIZATION

                       USA
--------------------------------------------------------------------------------
        NUMBER OF                5       SOLE VOTING POWER
          SHARES
       BENEFICIALLY                         1,488,000
         OWNED BY             --------------------------------------------------
           EACH                  6       SHARED VOTING POWER
        REPORTING
          PERSON                            40,000
           WITH               --------------------------------------------------
                                 7       SOLE DISPOSITIVE POWER

                                            1,488,000
                              --------------------------------------------------
                                 8       SHARED DISPOSITIVE POWER

                                            40,000
--------------------------------------------------------------------------------
     9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    1,528,000
--------------------------------------------------------------------------------
    10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
              SHARES*                                                      [_]

                    N/A
--------------------------------------------------------------------------------
    11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                    29.1%
--------------------------------------------------------------------------------
    12        TYPE OF REPORTING PERSON*

                     IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


SEC 1745 (2-95)
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




---------------------                                          -----------------
CUSIP NO. 90329W 10 4                                          PAGE 3 OF 5 PAGES
---------------------                                          -----------------

                                 AMENDMENT NO. 1
                                       TO
                                  SCHEDULE 13G

ITEM 1(A). NAME OF ISSUER:

           U.S.-China Industrial Exchange, Inc.

ITEM 1(B). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

           7201 Wisconsin Avenue
           Bethesda, Maryland 20814

ITEM 2(A). NAME OF PERSON FILING:

           Roberta Lipson

ITEM 2(B). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

           c/o U.S.-China Industrial Exchange, Inc.
           7201 Wisconsin Avenue
           Bethesda, Maryland 20814

ITEM 2(C). CITIZENSHIP:

           United States

ITEM 2(D). TITLE OF CLASS OF SECURITIES:

           Common Stock, $.01 par value

ITEM 2(E). CUSIP NUMBER:

           90329W 10 4

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

           Not Applicable


SEC 1745 (2-95)
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




---------------------                                          -----------------
CUSIP NO. 90329W 10 4                                          PAGE 4 OF 5 PAGES
---------------------                                          -----------------


ITEM 4.    OWNERSHIP.  As of December 31, 1997:

           (a) Amount beneficially owned: 1,528,000 shares of Common Stock. Includes 1,000,000 shares of Class B Common Stock held by Ms. Lipson and 40,000 shares of Class B Common Stock held by Ms. Lipson as a trustee for the Ariel Benjamin Lee Trust, such Class B Common Stock is convertible at any time into Common Stock on a share for share basis. Also includes 162,000 shares of Common Stock issuable upon exercise of currently exercisable Class A Common Stock Purchase Warrants, 162,000 shares of Common Stock issuable upon exercise of Class B Common Stock Purchase Warrants issuable upon exercise of Class A Common Stock Purchase Warrants and 162,000 shares of Common Stock issuable upon exercise of currently exercisable Class B Common Stock Purchase Warrants. Each share of Class B Common Stock has six votes per share.

           (b)        Percent of class:            29.1%

           (c)        Number of shares as to which such person has:

           (i)        Sole power to vote or direct the vote:           1,488,000

           (ii)       Shared power to vote or direct the vote:            40,000

           (iii)      Sole power to dispose or direct the disposition of:
                      1,488,000

           (iv)       Shared power to dispose or direct the disposition of:
                      40,000

ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

           Not Applicable

ITEM 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

           Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

           Not Applicable

ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

           Not Applicable

ITEM 9.    NOTICE OF DISSOLUTION OF GROUP.

           Not Applicable

SEC 1745 (2-95)
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




---------------------                                          -----------------
CUSIP NO. 90329W 10 4                                          PAGE 5 OF 5 PAGES
---------------------                                          -----------------


ITEM 10.   CERTIFICATION.

           Not Applicable

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:     February 10, 1998


                                                         /s/  Roberta Lipson
                                                         ----------------------
                                                         Roberta Lipson


SEC 1745 (2-95)
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